EXHIBIT 99-10

Supplementary Oil and Gas Disclosures (unaudited)

The following disclosures are presented in accordance with United States Financial Accounting Standards Board (“FASB”) Topic 932 — “Extractive Activities — Oil and Gas” and the U.S disclosure requirements of the Securities and Exchange Commission (“SEC”).

Disclosures pertaining to the audited consolidated financial statements of Suncor Energy Inc. (“Suncor” or the “company”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The 2024 Consolidated Financial Statements are attached as Exhibit 99.2 to Suncor’s annual report on Form 40-F for the year ended December 31, 2024 (the “Form 40-F”).

Reserves Data

Reserves data are estimates only and can be significantly impacted by a variety of internal and external factors. For more information on the risks involved when estimating reserves, see the discussion in the “Statement of Reserves Data and Other Oil and Gas Information — Advisories – Reserves Data” section in Suncor’s 2024 Annual Information Form (the “2024 AIF”), which is attached as Exhibit 99.1 to the Form 40-F. Readers should also see Suncor’s Management’s Discussion and Analysis for the year ended December 31, 2024, which is attached as Exhibit 99.3 to the Form 40-F (the “2024 Management’s Discussion and Analysis”).

The reserves data presented herein, with an effective date of December 31, 2024, may differ in relation to the format and the basis from which volumes are economically determined under National Instrument 51-101 — “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”), as disclosed in the 2024 AIF. SEC requires disclosure of net proved reserves, after royalties, using the average of the first-day-of-the-month prices for the twelve-month period prior to the end of the reporting period, whereas NI 51-101 requires disclosure of gross and net reserves, estimated using forecast prices and costs. In 2024, Suncor’s reserves were economic utilizing both constant pricing permitted by SEC, as well as forecast pricing permitted by NI 51-101.

Net Proved Oil and Gas Reserves(1)(2)

To align with the company’s business segments, the company presents the following supplementary oil and gas disclosures by showing its Oil Sands segment, which is exclusively in Canada and produces synthetic crude oil (“SCO”) and bitumen, separate from other Canadian operations (collectively, “Exploration and Production”) which produce crude oil. Exploration and Production reserves are in offshore Canada.

	SCO		Bitumen		Crude Oil		Total
At December 31,	(mmbbls)		(mmbbls)		(mmbbls)		(mmbbls)
(net reserves, constant prices and costs)	2024	2023	2024	2023	2024	2023	2024	2023
Proved Developed
Oil Sands	1,494	1,571	1,037	1,364	—	—	2,531	2,935
Exploration and Production	—	—	—	—	59	64	59	64
	1,494	1,571	1,037	1,364	59	64	2,591	2,999
Proved Undeveloped
Oil Sands	983	987	358	462	—	—	1,341	1,449
Exploration and Production	—	—	—	—	54	52	54	52
	983	987	358	462	54	52	1,395	1,501
Proved
Oil Sands	2,477	2,558	1,395	1,826	—	—	3,872	4,384
Exploration and Production	—	—	—	—	114	116	114	116
	2,477	2,558	1,395	1,826	114	116	3,986	4,500

Reconciliation of Net Proved Oil and Gas Reserves

	Balance at	Revisions of		Extensions			Balance at
(net reserves,	December 31	Previous		and			December 31
constant prices and costs)	2022	Estimates(3)	Acquisitions(4)	Discoveries(5)	Production	Dispositions(6)	2023
Oil Sands
SCO (mmbbls)	2,098	342	88	178	(148)	—	2,558
Bitumen (mmbbls)	1,139	94	594	68	(69)	—	1,826
Exploration and Production
Crude oil (mmbbls)	162	4	—	—	(18)	(31)	116
Natural gas (bcf)	1	—	—	—	—	(1)	0
Total (mmboe)	3,399	439	682	246	(235)	(32)	4,500

	Balance at	Revisions of		Extensions			Balance at
(net reserves,	December 31	Previous		and			December 31
constant prices and costs)	2023	Estimates(3)	Acquisitions(4)	Discoveries(5)	Production	Dispositions(6)	2024
Oil Sands
SCO (mmbbls)	2,558	84	—	—	(165)	—	2,477
Bitumen (mmbbls)	1,826	(360)	—	7	(79)	—	1,395
Exploration and Production
Crude oil (mmbbls)	116	12	—	—	(15)	—	114
Natural gas (bcf)	0	—	—	—	—	—	—
Total (mmboe)	4,500	(263)	—	7	(259)	—	3,986

Notes to Reserves Data:

(1)	Definitions
a.

Net reserves, in relation to Suncor’s production and reserves, represents the company’s working interest share after deduction of royalty obligations, plus the company’s royalty interests in production and reserves.

b.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty (at least a 90% probability that the quantities actually recovered will equal or exceed the estimate) to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

c.

Proved developed oil and gas reserves are those quantities that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and can be expected to be recovered through extraction equipment and infrastructure installed and operational at the time of the reserves estimate for projects that extract oil by means not involving a well.

d.

Proved undeveloped oil and gas reserves are those quantities that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion; and can be expected to be recovered through extraction equipment and infrastructure to be installed for projects that extract oil by means not involving a well.

(2)	Reserve data tables may not add due to rounding.
(3)

Revisions of previous estimates include changes to reserves, resulting from new information (except for an increase in proved acreage) normally obtained from development drilling and production history or resulting from a change in economic factors, and changes in constant prices used for the reserve evaluation. In 2024, negative technical revisions of bitumen were made at Fort Hills, Syncrude, and Firebag partially offset by positive revisions in MacKay River. Positive technical revisions of SCO at Fort Hills and Firebag, partially offset by downward revisions at Syncrude, Millenium and North Steepbank Extension.

(4)

Acquisitions in 2023 are due to Suncor increasing its interest in Fort Hills by 14.65% during the first quarter and by 31.23% in the fourth quarter, making Suncor the sole owner of Fort Hills. There were no acquisitions in 2024.

(5)

Extensions and discoveries are additions to proved reserves from proved acreage of previously discovered reservoirs through additional drilling periods subsequent to discovery or discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields. Proved undeveloped reserves associated with Firebag were added in 2023. Proved undeveloped reserves associated with Mackay River were added in 2024.

(6)	Dispositions in 2023 are due to Suncor divesting its U.K. assets which included a 29.89% working interest in Buzzard. There were no dispositions in 2024.

Capitalized Costs

	At December 31, 2024			At December 31, 2023
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Exploration and evaluation assets(1)	1,742	—	1,742	1,742	16	1,758
Oil and gas properties(2)(3)	25,014	17,384	42,398	24,035	17,066	41,101
Plant and equipment(2)(3)	69,497	1,040	70,537	65,192	298	65,490
- accumulated provision(2)	(42,601)	(12,771)	(55,372)	(37,629)	(11,750)	(49,379)
Total	53,652	5,653	59,305	53,340	5,630	58,970

(1)

Exploration and evaluation assets largely represent amounts associated with unproved properties, but may include properties with proved reserves for which Suncor’s Board of Directors have not sanctioned development. See note 18 of the 2024 Consolidated Financial Statements.

(2)

Oil and Gas Properties, Plant and Equipment and the accumulated provision largely represent amounts associated with proved properties. See note 15 of the 2024 Consolidated Financial Statements. Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2024 Consolidated Financial Statements that relate to the company’s right-of-use assets under IFRS 16. See note 17 of the 2024 Consolidated Financial Statements.

(3)

Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2024 Consolidated Financial Statements that relate to the company’s decommissioning and restoration activities.

Costs Incurred for Property Acquisition, Exploration and Development Activities

	Year ended December 31, 2024			Year Ended December 31, 2023
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Unproved property acquisition	—	—	—	—	—	—
Proved property acquisition(1)	—	—	—	3,322	—	3,322
Exploration(2)	86	7	93	63	106	169
Development(3)	5,224	907	6,131	4,091	702	4,793
Total	5,310	914	6,224	7,476	808	8,284

(1)

In 2023 proved property acquisitions are primarily due to Suncor increasing its interest in Fort Hills by 14.65% during the first quarter and by 31.23% in the fourth quarter, making Suncor the sole owner of Fort Hills. No Proved property acquisitions in 2024.

(2)

Includes amounts capitalized to Exploration and Evaluation on the Consolidated Balance Sheets as well as those charged to Exploration Expense on the Consolidated Statements of Comprehensive Income (Loss), of the 2024 Consolidated Financial Statements.

(3)

Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2024 Consolidated Financial Statements that relate to the company’s decommissioning and restoration activities.

Results of Operations for Oil and Gas Producing Activities

	Year ended December 31, 2024			Year Ended December 31, 2023
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Operating revenues, net of royalties	25,615	2,251	27,866	23,412	2,198	25,610
Other income (loss)	176	16	192	1,469	10	1,479
	25,791	2,267	28,058	24,881	2,208	27,089
Purchases of crude oil and products	2,559	—	2,559	1,935	(1)	1,934
Operating, selling and general	9,428	524	9,952	9,329	476	9,805
Transportation and distribution	1,225	89	1,314	1,213	76	1,289
Depreciation, depletion, amortization and impairment	5,134	707	5,841	4,902	483	5,385
Exploration	86	6	92	60	14	74
(Gain) loss on disposal of assets	(15)	—	(15)	(39)	(600)	(639)
Financing expenses	767	74	841	670	69	739
Earnings before income taxes	6,607	867	7,474	6,811	1,691	8,502
Income tax expense	1,595	335	1,930	1,324	519	1,843
Net earnings	5,012	532	5,544	5,487	1,172	6,659

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves(1)

The standardized measure of discounted future net cash flows relating to Suncor’s proved oil and gas reserves are calculated in accordance with FASB Topic 932 — “Extractive Activities — Oil and Gas”. Future cash inflows are estimated using the average of the first-day-of-the-month prices for the twelve-month period prior to the end of the reporting period. The appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, were applied to the future pretax net cash flows, less the tax basis of the properties involved. A prescribed rate of 10% is applied to discount the future net cash flows.

The calculation of the standardized measure of discounted future net cash flows is based upon information prepared by the company’s independent qualified reserves evaluator (which includes decommissioning and restoration activities), and adjusted for future income taxes.

It should not be assumed that the estimates of future net cash flows represent the fair market value of the reserves or the actual results of operations. Future changes to income tax, royalty and environmental regulations could also have a significant impact on the respective assumptions. The Company does not believe the standardized measure of discounted future net cash flows accurately represents actual future cash flows or the fair value of crude oil properties.

				Light
		WTI	WCS	Sweet	Pentanes Plus
	Brent	Cushing	Hardisty	Edmonton	Edmonton	AECO
Year	North Sea	Oklahoma	Alberta	Alberta	Alberta	Gas
	US$/bbl	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu
2024	78.78	74.83	82.61	96.65	99.24	1.33
2023	82.83	78.10	81.33	100.98	104.05	2.76

	At December 31, 2024			At December 31, 2023
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Future cash inflows	337,455	12,098	349,553	388,522	12,670	401,192
Future production costs	(148,004)	(3,102)	(151,106)	(179,553)	(2,822)	(182,375)
Future development costs	(79,890)	(4,053)	(83,943)	(89,763)	(4,497)	(94,260)
Future income tax expenses	(25,864)	(1,039)	(26,903)	(28,515)	(1,150)	(29,666)
Future net cash flows	83,697	3,904	87,601	90,691	4,201	94,892
10% Discount Factor	(40,342)	(679)	(41,021)	(44,748)	(921)	(45,670)
Standardized measure of discounted future net cash flows	43,355	3,225	46,580	45,943	3,279	49,222

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

($ millions)	2024	2023
Standardized measure of discounted future net cash flows - beginning of year	49,222	61,469
Sales and transfers of oil and gas produced	(12,563)	(15,323)
Net changes in sales prices and operating costs related to future production	2,282	(29,494)
Net change due to extensions, discoveries and improved recovery	131	5,682
Net change due to acquisition and dispositions	0	6,555
Net change due to revisions in quantity estimates	(5,221)	9,981
Previously estimated development costs incurred during the period	5,249	4,833
Changes in estimated future development costs	767	(7,449)
Accretion of discount	5,902	7,307
Net change in income taxes	811	5,661
Standardized measure of discounted future net cash flows - end of year	46,580	49,222

(1)	Tables may not add due to rounding.